Collegium Pharmaceutical, Inc.
100 Technology Center Drive, Suite 300

Stoughton, MA 02072

March 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collegium Pharmaceutical, Inc.

Registration Statement on Form S-3
Filed March 16, 2020 (File No. 333-237200)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Collegium Pharmaceutical, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-237200) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, eastern time, on March 30, 2020, or as soon as thereafter as is practicable.

Please contact Jennifer L. Porter, Esq. of Pepper Hamilton LLP, counsel to the Company, at (215) 981-4339 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

COLLEGIUM PHARMACEUTICAL, INC.

By:	/s/ Shirley R. Kuhlmann
	Name:	Shirley R. Kuhlmann
	Title:	Executive Vice President, General Counsel and Secretary

Collegium Pharmaceutical, Inc. — Acceleration Letter